

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

20 March 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549


03022019

Attn : Ms Victoria C Choy

Dear Sirs

Re .: Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad ("LICB") (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 19 March 2003, Re: Lion Industries Corporation Berhad- Proposed Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(Formerly known as LION LAND BERHAD)



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.



Form Version 2.0

General Announcement

Ownership transfer to LLB on **19-03-2003 05:30:33 PM**
Reference No **LL-030319-43A29**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
LION INDUSTRIES CORPORATION BERHAD ("LICB")
(formerly known as Lion Land Berhad)
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES ("PROPOSED LICB SCHEME")

* **Contents :-**

The Board of Directors of LICB announces that following satisfaction of the conditions precedent to the Proposed LICB Scheme as set out in Section 11 of the Circular to Shareholders issued by LICB dated 9 January 2003 ("Subject Circular"), the following have been effected:

i) the Proposed Corporate Restructuring Exercise (including the Proposed Capital Reconstruction Exercise for LICB); and

ii) the issuance of the RM denominated Bonds, USD denominated consolidated and rescheduled debts and new ordinary shares by LICB to the LICB Scheme Creditors.

Pursuant to item (i) above, Posim Berhad and Lion Diversified Holdings Berhad (formerly known as Chocolate Products (Malaysia) Berhad) and their respective subsidiary companies have become subsidiary companies of LICB.

Shareholders of LICB and potential investors are requested to refer to the Subject Circular and the announcements dated 30 January 2003, 5 February 2003, 6 February 2003, 17 February 2003, 21 February 2003 and 3 March 2003 for further details of the Proposed LICB Scheme.

Terms and references defined in the Subject Circular shall have the same meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as
LION LAND BERHAD)

Secretary

19 MAR 2003